SAMOYED ENERGY CORP.

10870 Harvest Lake Way NE

Calgary, Alberta Canada

Telephone: (403) 617-8786

Facsimile: (403) 272-3620

October 13, 2006

Via Edgar and Overnight Delivery

Mr. John Reynolds, Assistant Director

Office of Emerging Growth Companies

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:

Samoyed Energy Corp. (the "Company")

Registration Statement on Form SB-2

Filed October 31, 2005

File No. 333-129331

Dear Mr. Reynolds:

In response to your comment letter dated November 15, 2005, regarding Samoyed Energy Corp.’s registration statement on Form SB-2 filed with the Securities and Exchange Commission on October 31, 2005, please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 1 to such Form SB-2.   The electronic copy of this Amendment No. 1 was filed via Edgar, with a submission date of October 13, 2006.

Samoyed Energy has revised the registration statement to include its specific business plan in compliance with Rule 419.

If you have any questions, please do not hesitate to contact the undersigned at your convenience.

Sincerely,

/s/ Christopher Yee

Christopher Yee

Cc:  W. Scott Lawler